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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             _____________________

                                SCHEDULE 14D-9
      Solicitation/Recommendation Statement pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               (Amendment No. 1)
                            ______________________

                                  Amgen Inc.
                           (Name of subject company)
                            ______________________


                                  Amgen Inc.
                     (Name of person(s) filing statement)
                            ______________________

      Contractual Contingent Payment Rights arising from the purchase of
              Class A interests of Amgen Clinical Partners, L.P.
                        (Title of class of securities)
                            ______________________

                                     None
                     (CUSIP number of class of securities)
                          __________________________

                             Steven M. Odre, Esq.
             Senior Vice President, General Counsel and Secretary
                                  Amgen Inc.
                            One Amgen Center Drive
                        Thousand Oaks, California 91320
                                (805) 447-1000
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
                            ______________________

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 of Amgen Inc., filed with the Securities and Exchange Commission September 22, 2000, relating to the tender offer of Meridian Venture Group, LLC for up to 100 Contractual Contingent Payment Rights Arising From The Purchase Of Class A Interests of Amgen Clinical Partners, L.P. as follows:


ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     Item 4 of the Schedule 14D-9 is hereby amended in its entirety as follows:

     At a meeting of the Board of Directors of the Company (the "Board") held on September 20, 2000 (the "Meeting"), the Board resolved that the Board is expressing no opinion to CCPR holders and is remaining neutral as to whether CCPR holders should tender or refrain from tendering all or any portion of such CCPR holder's CCPRs pursuant to the Offer. Although (i) the terms and conditions of the Offer have been determined and established by the Purchaser and not pursuant to negotiations with the Company and (ii) the Company has not engaged any legal or financial advisors for the purpose of evaluating the terms of the Offer and determining whether the Offer is fair to holders of CCPRs, the Board believes that the Offer represents an opportunity for holders of CCPRs to achieve liquidity where there presently is no public market for CCPRs. For holders who desire immediate cash, the Offer provides an opportunity to sell all or a portion of a holder's CCPRs in lieu of continuing to hold the CCPRs and receiving, on a periodic basis, future cash payments, the continuation and amount of which cannot be predicted with any degree of certainty. The Board's neutral position resulted from balancing the potential for liquidity against the contingent nature of payments to CCPR holders and the fact that there is no public market price for CCPRs against which to evaluate the Offer and the Purchase Price.

     Because four members of the Board beneficially own interests in CCPRs, the members of the Board who do not hold CCPRs (the "Independent Directors") took a separate vote at the Meeting with respect to the Offer and resolved that the Independent Directors are expressing no opinion and are remaining neutral with respect to the Offer for the reasons specified above. Each record holder of CCPRs must make its own decision whether to tender such record holder's CCPRs, or portions thereof, as the case may be, and in what amount, if applicable. Holders of CCPRs are urged to carefully review all the information contained in or incorporated by reference in the Offer and the Company's publicly available annual, quarterly and other reports. Pursuant to the Partnership Purchase Agreement, no holder may assign or transfer a CCPR, or any portion thereof, without the prior written consent of Amgen; Amgen has advised the Purchaser that it will consent to any transfer consummated pursuant to and in accordance with the Offer.

     Neither Amgen nor any subsidiary of Amgen holds CCPRs. The Company believes that the directors who are record or beneficial holders of CCPRs do not intend to tender their CCPRs.

                                  SIGNATURES

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 6, 2000                     AMGEN INC.


                                            By:  /s/ Steven M. Odre
                                               ---------------------------------
                                               Steven M. Odre
                                               Senior Vice President, General
                                               Counsel and Secretary